SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.1)*

FastFunds Financial Corporation
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

31188E 10 8 (Common Stock)

(CUSIP Number)

Thomas B. Olson
Hydrogen Power, Inc.
1942 Westlake Avenue, Suite 1010
Seattle, WA 98101
(206) 448-5073

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 29, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of $$240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See $240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31188E 10 8	13D	Page 2 of 5

CUSIP No. 31188E 10 8

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
HYDROGEN POWER, INC. (f/k/a Equitex, Inc.)

2. Check the Appropriate Box if a Member of a Group (See Instructions)

                                                (a) [ ]
                                                (b) [ ]
3. SEC Use Only

4. Source of Funds (See Instructions)
NA

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
              [ ]

6. Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	3,500,000
	8.	Shared Voting Power	-0-
	9.	Sole Dispositive Power	3,500,000
	10.	Shared Dispositive Power	-0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person

3,500,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)
52.5%

14. Type of Reporting Person (See Instructions)
CO

CUSIP No. 31188E 10 8	13D	Page 3 of 5

Item 1. Security and Issuer

This Statement on Schedule 13D relates to the common stock, $.001 par value per share (the "Common Stock"), of FastFunds Financial Corporation, a Nevada corporation ("FastFunds"). The address of the principal executive offices of FastFunds is 319 Clematis Street, Suite 803, West Palm Beach, Florida 33401.

Item 2. Identity and Background

(a) This statement is filed by and on behalf of Hydrogen Power, Inc. ("HPI"). HPI is sometimes referred to herein as the "Reporting Person."

(b) The principal business and office address of HPI is 1942 Westlake Avenue, Suite 1010, Seattle, Washington 98101. HPI is a Delaware corporation.

(c) The identity, business or residential address, citizenship and information with respect to the principal occupation or employment of each executive officer, director and controlling person of the Reporting Person is set forth in Exhibit A, which is annexed hereto and incorporated herein by reference.

(d) None of the Reporting Person, nor to the best knowledge of the Reporting Person, any of the individuals listed on Exhibit A have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Person nor, to the best knowledge of the Reporting Person, the individuals listed on Exhibit A have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable

Item 4. Purpose of Transaction

Not applicable

Item 5. Interest in Securities of the Issuer

(a) As of January 2, 2007, the Reporting Person beneficially owned the following amounts of Common Stock (the percentages shown are based upon 6,663,615 shares of Common Stock outstanding):

1. HPI beneficially owns 3,500,000 shares of Common Stock (52.5%).

CUSIP No. 31188E 10 8	13D	Page 4 of 5

(b) Not applicable.

(c) Pursuant to a Redemption, Stock Sale and Release Agreement, on January 2, 2007, HPI returned for redemption to FastFunds 8,917,344 shares of FastFunds common stock.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(f) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this Schedule 13D, and any amendment or amendments hereto, a copy of which has been incorporated by reference as Exhibit 1 to this Schedule 13D and is incorporated herein by this reference.

Except as described herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of FastFunds.

Item 7. Material to Be Filed as Exhibits

Exhibit A

List of Officers and Directors for Hydrogen Power, Inc.

CUSIP No. 31188E 10 8	13D	Page 5 of 5

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HYDROGEN POWER, INC.
Date: January 8, 2007

By: /s/ Thomas B. Olson
Thomas B. Olson
Secretary

Exhibit A

List of Officers and Directors for Hydrogen Power, Inc.

The name, business or residential address, citizenship and information with respect to the principal occupation or employment of each executive officer, director and controlling person of the Reporting Person are as follows:

Name	Business or Residential Address	Citizenship	Position and offices with the Reporting Person and Principal Occupation or Employment
John J. Martin	1942 Westlake Avenue, Suite 1010 Seattle, WA 98101	USA	Chief Executive Officer and President of Hydrogen Power, Inc. and engineering manager with URS Corporation
Virendra Chaudhary	1942 Westlake Avenue, Suite 1010 Seattle, WA 98101	USA	Director of Hydrogen Power, Inc. and associate technical fellow/engineer with the Boeing Company
James H. Diffendorfer	1942 Westlake Avenue, Suite 1010 Seattle, WA 98101	USA	Director of Hydrogen Power, Inc. and engineer and operations manual editor at the Boeing Company
Gurinder Dilawari	1942 Westlake Avenue, Suite 1010 Seattle, WA 98101	CANADA	Director of Hydrogen Power, Inc.
Thomas B. Olson	7315 E. Peakview Ave Englewood, CO 80111	USA	Secretary of Hydrogen Power, Inc. and Secretary of FastFunds Financial Corporation